Enzon Pharmaceuticals, Inc.

20 Commerce Drive, Suite 135

Cranford, NJ 07016

(732) 980-4500

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

January 28, 2026

Re:	Enzon Pharmaceuticals, Inc.
Registration Statement on Form S-4
File No. 333-293019

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enzon Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-293019), as amended (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 4:30 p.m., Eastern Time, on January 30, 2026, or as soon as practicable thereafter.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Thompson Hine LLP, to Todd Mason at (212) 908-3946, with such effectiveness to also be confirmed in writing to Todd.Mason@thompsonhine.com.

Sincerely,

Enzon Pharmaceuticals, Inc.

By:	/s/ Richard L. Feinstein
Name:	Richard L. Feinstein
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

cc:	Todd Mason, Thompson Hine LLP